johnnic
communications

Johncom House 4 Biermann Avenue
Rosebank 2196 Johannesburg
P O Box 1746 Saxonwold 2132 Gauteng

Telephone: +27-11-280-3000
Direct: +27-11-280-5009
Fax: +27-11-280-5099
E-Mail: matisonnj@johncom.co.za

RECEIVED
2007 DEC 17 A 9:18

23 November 2007


07028663

Office of International Corporate Finance
Division of Corporation Finance
Securities Exchange Commission
450 Fifth Street NW
WASHINGTON DC
U.S.A.

SUPPL

Dear Sirs

RULE 12G3-2(b) File No. 82-5184

I refer to the above and attach hereto the reviewed condensed group interim results for the six months ended 30 September 2007 for Johnnic Communications Limited pursuant to the exemption from the Securities Exchange Act of 1934 ("the Act") afforded by Rule 12g3-2(b).

This information is provided under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filled" with the SEC or otherwise, subject to the liabilities of Section 18 of the Act and that neither this letter nor the provision of the information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

JOANNE MATISONN
GROUP SECRETARY

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

Encl.

cc: Mary Gormley, The Bank of New York

Dew 12/18

Reviewed condensed group interim results *for the six months ended 30 September 2007*

...me statement

	% change	Reviewed 6 months ended 30 Sept 2007 Rm	Reviewed 6 months ended 30 Sept 2006 Rm	Audited 12 months ended 31 March 2007 Rm
...e	16	2 974	2 558	5 359
...ales		(1 691)	(1 460)	(3 074)
...ofit	17	1 283	1 098	2 285
...g expenses		(874)	(772)	(1 641)
...g costs		(770)	(690)	(1 370)
...tion and amortisation		(61)	(52)	(109)
...mpairment		-	(5)	(5)
...sed payments		(43)	(25)	(157)
...m operations before exceptional items	25	409	326	644
...al items		1 598	4	(18)
...n operations	508	2 007	330	626
...e income		38	17	45
...come		56	31	72
...osts		(18)	(14)	(27)
...rofits of associates		4	92	209
...ore taxation	367	2 049	439	880
		(300)	(121)	(257)
...he period	450	1 749	318	623
...e to:				
...rs of Johncom	459	1 743	312	613
...erest		6	6	10
		1 749	318	623
...earnings per ordinary share (cents)				
	458	1 679	301	590
	456	1 674	301	589
...ordinary shares in issue ('000)				
...g and end of period		103 821	103 821	103 821
...verage for period (diluted)		104 100	103 821	104 004

Revenue +16%

Segmental

	% change	Reviewed 6 months ended 30 Sept 2007 Rm	Reviewed 6 months ended 30 Sept 2006 Rm	Audited 12 months ended 31 March 2007 Rm
Revenue from external customers				
Continuing operations				
Media	15	1 036	904	1 884
Retail	15	464	404	897
Books and Maps	16	214	185	394
Home Entertainment	21	216	178	353
Africa	62	76	47	118
Music	–	55	55	121
Distribution, Manufacturing and Support Services	(5)	105	111	210
Pay Television	20	808	674	1 382
	16	2 974	2 558	5 359
Profit from operations before exceptional items				
Continuing operations				
Media	–	140	140	299
Retail	44	13	9	60
Books and Maps	(37)	19	30	54
Home Entertainment	10	23	21	41
Africa	63	(12)	(32)	(70)
Music	(100)	(4)	(2)	2
Distribution, Manufacturing and Support Services	(29)	12	17	45
Pay Television	41	279	198	424
	23	470	381	855
Corporate		(18)	(27)	(50)
Disposed operations		–	(3)	(4)
	29	452	351	801
Share-based payments		(43)	(25)	(157)
Profit from operations before exceptional items	25	409	326	644

Statement of changes in equity

	Share capital Rm	Share premium Rm	Other reserves Rm	Accumulated profits Rm	Shareholder interest Rm	Minority interest Rm	Total equity Rm
Balance at 31 March 2006	10	796	17	1 517	2 340	53	2 393
Total income and expense recognised			46	278	324	6	330
Income and expense recognised directly in equity			46	(34)	12		12
Attributable earnings				312	312	6	318
Effect of acquisitions and disposals						(21)	(21)
Dividends on ordinary shares				(104)	(104)		(104)
Balance at 30 September 2006	10	796	63	1 691	2 560	38	2 598
Total income and expense recognised			4	259	263	4	267
Income and expense recognised directly in equity			2	(42)	(40)		(40)
Attributable earnings			2	301	303	4	307
Effect of acquisitions and disposals						(3)	(3)
Balance at 31 March 2007	10	796	67	1 950	2 823	39	2 862
Total income and expense recognised			(18)	1 743	1 725	6	1 731
Income and expense recognised directly in equity			(21)		(21)		(21)
Attributable earnings			3	1 743	1 746	6	1 752
Effect of acquisitions and disposals						(5)	(5)
Dividends on ordinary shares				(125)	(125)		(125)
Balance at 30 September 2007	10	796	49	3 568	4 423	40	4 463

Balance sheet

	Reviewed 30 Sept 2007 Rm	Reviewed 30 Sept 2006 Rm	Audited 31 March 2007 Rm
ASSETS			
Non-current assets	3 798	2 093	2 133
Tangible and intangible assets	935	834	850
Investments and loans	2 682	1 112	1 094
Deferred taxation assets	181	147	188
Embedded derivatives	–	–	1
Current assets	3 183	2 474	2 921
Inventories, receivables and other current assets	2 200	1 704	1 801
Investments	158	108	150
Bank balances, deposits and cash	825	662	970
Total assets	6 981	4 567	5 054
EQUITY AND LIABILITIES			
Capital and reserves			
Interest of Johncom shareholders	4 423	2 560	2 823
Minority interest	40	38	39
Total equity	4 463	2 598	2 862
Non-current liabilities	606	390	506
Long-term borrowings	45	32	36
Post-retirement benefits liabilities	164	135	161
Operating leases equalisation liabilities	90	98	96
Share-based payments liabilities	133	102	190
Deferred taxation liabilities	174	23	23
Current liabilities	1 912	1 579	1 686
Payables and other current liabilities	1 541	1 361	1 408
Share-based payments liabilities	130	79	115
Short-term borrowings	75	88	74
Bank overdrafts	166	51	89
Total equity and liabilities	6 981	4 567	5 054
Net asset value per ordinary share (cents)	4 299	2 502	2 757

RECEIVED
2007 DEC 17 A 9:19
CORPORATE F...

Cash flow statement

	Reviewed 6 months ended 30 Sept 2007 Rm	Reviewed 6 months ended 30 Sept 2006 Rm	Audited 12 months ended 31 March 2007 Rm
Net cash from operating activities	41	203	535
Net cash used in investing activities	(149)	(135)	(176)
Net cash used in financing activities	(114)	(83)	(104)
Net (decrease) increase in cash and cash equivalents	(222)	(15)	255
Cash and cash equivalents at beginning of period	881	622	622
Foreign operations translation adjustment	–	4	4
Cash and cash equivalents at end of period	659	611	881

Profit from operations before exceptional items +25%

HERALD FM Sunday Times
Times Sowetan SundayWorld
...NESSDAY Daily Dispatch
johnnic communications
EXCLUSIVE BOOKS
NU METRO I-Net Bridge Gallo Music Group MapStudio
Career Junction Your future starts here. STRUIK

media and entertainment assets (OpCo) performed commendably, while investing in new revenue owth strategy.

eed to be seen against the backdrop of lower levels of business confidence, rising interest rates, and ng revenues.

lts and position

s six months grew by 16% to R2,974 billion. Profit from operations before exceptional items increased 326 million to R409 million.

he commentary below, Caxton has been accounted for as an investment at fair value, and no longer . Accordingly, an exceptional profit of R1,590 billion and a deferred capital gains tax charge of R144 en recognised in profit and loss.

eet remained strong and ungeared. Net cash from operating activities was impacted by share-based uipment costs in the Media division and investment in premium programming by pay television.

view

perations follows the segmental reporting presented in Johncom's 2007 year-end results.

ges in management responsibilities that took effect on 1 October 2007, future segmental reporting l reviews will be aligned with the group structure announced in July. This structure appears on the er of the 2007 annual report, and on our website.

ion's performance was affected by a slowdown in advertising and increased printing and distribution ed to last year, when advertising revenues grew by 22%, growth in the half-year was restricted to

initiatives and the recently-launched titles, Weekender and The Times, had a R33 million ion) impact on profits.

new daily newspaper, enjoyed immediate acceptance among readers. It is receiving increasing port

nes, which enjoyed strong readership growth, also increased its subscriber base by 20 000 since he Times in June. The Sowetan and Sunday World both posted solid circulation and readership

pe titles, which recorded outstanding profit growth last year, delivered marginally less profit.

nesses continued to grow rapidly. I-Net Bridge and Career Junction both increased profits by over l, Johncom acquired a further 25% of Career Junction for R54 million cash, increasing its holding orted below in post balance sheet events, the remaining 15% was purchased effective 1 November cash.

usiness delivered a strong performance, with profits ahead of the corresponding period last year.

and Financial Mail improved their profits. The Weekender's circulation passed the 10 000 mark. wership shows continued growth despite the entrance of new competitors.

usive Books was up 21%, with same-store revenue growing by 18%. Three stores were opened, Soweto's new Maponya Mall.

u Metro Theatres of a simple, transparent ticket price in July has improved the average ticket price for

Our talented executives and employees, supported by strong brands and businesses, are delivering the next growth phase

Although the termination in mid-September of the loyalty programme run with Edgars Club has not had a significant effect on the business, its impact will continue to be monitored over a longer period.

The programme to update sites to a stylish, contemporary look continues, with the Canal Walk revamp nearing completion.

Our cinema advertising business, Popcorn Advertising, is extending its reach and bringing new advertisers to cinemas.

Books and Maps

The Books and Maps results include a forex loss of R1 million compared to a R6 million forex gain last year.

Strong performances from the South African businesses were offset by poor results from the overseas operations.

Local publishing remained robust, although there are now indications of a slowdown in the local market. MapIT, the digital mapping business, doubled revenues and profits, driven by spectacular growth in the satellite navigation device market, and demand for mapping applications on mobile phones.

International results were significantly affected by poor trading in the United Kingdom as a result of a soft retail book market.

Home Entertainment

Home Entertainment had a solid start to the year, with strong content releases. Strategic benefits are flowing from expansion into new retail footprints in developmental nodes.

The division, which represents 20th Century Fox, the BBC, Walt Disney Pictures, Warner Brothers and Universal International Pictures, has renewed all key licences and continues to earn accolades for its performance on behalf of the studios it represents. In September, Nu Metro Home Entertainment again won an award for best licensee from Walt Disney Pictures. The recently-acquired Universal licence is performing well.

Nu Metro Interactive has signed two publishers, Eidos and Sega, for interactive game representation in South Africa, and currently has a 10% share of the gaming market.

Africa

The rationalisation of operations in the Africa division during the period, including closing the division's South African head office, has contributed to improved financial results. Losses, albeit at reducing levels, are forecast for the short to medium term.

Music

In line with the music industry trend internationally, Gallo Music's earnings were disappointing. The digital business is still in its infancy and revenues need to gain momentum. The second half of the financial year, traditionally the key sales period for the business, is expected to include improved product.

Distribution, Manufacturing and Support Services

Compact Disc Technologies (CDT) further enhanced its manufacturing capacity and turnaround times to customers by commissioning new capital equipment, including a moulding line, mastering suite, printing machine and packing machine. CDT remains the South African leader in CD and DVD manufacturing.

Entertainment Logistic Services (ELS) continues to be the front-runner for warehousing and distributing CD and DVD product.

Nu Metro Distribution released blockbuster product into the market.

Results for the division are below last year's primarily because last year's results included a release from the debtors' provision.

Pay Television

Excellent results were produced by M-Net and SuperSport on the back of strong subscription sales. Although advertising revenues have recently come under pressure, SuperSport benefited from advertising relating to the Rugby World Cup.

Caxton

Johncom's investment in Caxton and CTP Publishers and Printers Limited (Caxton), which remains unchanged from the year-end, carries less than 20% of the voting power in Caxton, and has previously been accounted for as an associate, and equity accounted, on the presumption of significant influence.

Following the resignation of Johncom's group chief executive officer from the Caxton board on his appointment as group chief executive officer, and Johncom's announcement of its intended unbundling of OpCo, the Johncom board of directors no longer considers that Johncom has significant influence over Caxton.

The use of the equity method of accounting has therefore been discontinued for the Caxton investment, with the investment now being accounted for as a financial asset at fair value through profit or loss. An exceptional profit of R1,590 billion and a deferred capital gains tax charge of R144 million have been recognised in profit and loss.

Post balance sheet events

With all outstanding conditions precedent met, Johncom acquired Van Schaik Bookstores on 1 October for a cash price of approximately R65 million.

The remaining 15% of Career Junction was purchased effective 1 November.

On 23 October, Caxton declared an ordinary dividend of 50 cents per share, payable on 10 December.

On 8 November, the Competition Tribunal unconditionally approved the sale of Johncom's stakes in M-Net and SuperSport to Naspers Limited (Naspers). Johncom will now proceed with the implementation of the sale agreement and subsequent unbundling of the Naspers N shares to be received as part consideration for the sale. The listing and unbundling of OpCo is expected to follow shortly thereafter. Johncom stands to make a profit of approximately R1,1 billion on the sale of the 12,53% interest in M-Net and SuperSport acquired in 2004.

Johncom will commence trading on the JSE under its new name, Avusa Limited, on Monday 26 November 2007.

Prospects

With our investment for growth, and given the current economic environment, we expect to deliver a full-year OpCo operating performance at least in line with the previous year.

Mashudu E Ramano	Prakash C Desai	Howard Benatar
Chairperson	Group Chief Executive Officer	Chief Financial Officer

On behalf of the board
Rosebank

20 November 2007

---

ng policies and bases of preparation

ndensed group interim financial statements have been prepared using accounting policies with International Financial Reporting Standards (IFRS), and are in compliance with IAS 34 Interim Reporting, the JSE Limited's Listing Requirements and the South African Companies Act.

unting policies and bases of preparation are consistent with those applied in the preparation of l financial statements for the year ended 31 March 2007, except for the following:

dated IAS 1 Presentation of Financial Statements was adopted on 1 April 2007. The statement s additional disclosures regarding capital and capital management. These additional disclosures, have no impact on reported results, will be detailed in the 2008 annual report;

Financial Instruments: Disclosures was adopted on 1 April 2007. The statement introduces sclosures about financial instruments, including the exposure to risks arising from financial ents. These new disclosures, which have no impact on reported results, will be included in the nnual report;

10 Interim Financial Reporting and Impairment was adopted on 1 April 2007, with no impact group interim financial statements. This interpretation rules that impairment losses recognised terim period in respect of goodwill or investments in equity instruments and financial assets at cost shall not be reversed;

sed formula for the calculation of headline earnings which was released by the South African of Chartered Accountants on 31 July 2007 in the form of Circular 8/2007 Headline Earnings, lopted on 31 July 2007, and has no impact on the group's reported headline earnings. The was revised to align it with changes in IFRS; and

iled in the commentary above, Caxton has been accounted for as a financial asset at fair value profit or loss, and not as an associate.

	Reviewed 6 months ended 30 Sept 2007 Rm	Reviewed 6 months ended 30 Sept 2006 Rm	Audited 12 months ended 31 March 2007 Rm
al items			
djustment of investments	1 598	(1)	43
f loan impairments	-	5	5
t of non-current assets in Africa business	-	-	(68)
plant and equipment	-	-	(53)
	-	-	(15)
	-	-	2
	1 598	4	(18)

END

	% change	Reviewed 6 months ended 30 Sept 2007 Rm	Reviewed 6 months ended 30 Sept 2006 Rm	Audited 12 months ended 31 March 2007 Rm
3. Reconciliation between attributable and headline earnings				
Attributable earnings	459	1 743	312	613
Impairment of property, plant and equipment		1	-	-
Impairment of non-current assets in Africa business		-	-	68
Goodwill impairment		-	5	5
(Profit) loss on disposal of tangible and intangible assets		-	(1)	2
Other		1	(5)	(4)
Total tax effect of adjustments		-	-	-
Total minority interest of adjustments		-	-	-
Headline earnings	461	1 745	311	684
Headline earnings per ordinary share (cents)				
Basic	460	1 681	300	659
Diluted	459	1 676	300	658
Basic excluding Caxton	35	288	214	464

The calculation of basic headline earnings per ordinary share excluding Caxton is based on headline earnings after the elimination of fair value adjustments (net of capital gains tax) and equity accounted earnings.

	Reviewed 6 months ended 30 Sept 2007 Rm	Reviewed 6 months ended 30 Sept 2006 Rm	Audited 12 months ended 31 March 2007 Rm
4. Inter-segment revenue			
Media	116	59	150
Retail	-	-	-
Books and Maps	9	10	22
Home Entertainment	-	-	-
Africa	-	-	-
Music	-	-	-
Distribution, Manufacturing and Support Services	76	65	117
Pay Television	44	35	77
Group eliminations	(245)	(169)	(366)
	-	-	-

5. Earnings per ordinary share

The calculation of basic attributable and headline earnings per ordinary share is based on attributable earnings of R1 743 million (2006: R312 million) and headline earnings of R1 745 million (2006: R311 million) respectively, and 103 821 159 (2006: 103 821 159) ordinary shares in issue.

The calculation of diluted attributable and headline earnings per ordinary share is based on attributable earnings of R1 743 million (2006: R312 million) and headline earnings of R1 745 million (2006: R311 million) respectively, and a weighted average of 104 099 542 (2006: 103 821 159) diluted ordinary shares.

	Reviewed 30 Sept 2007 Rm	Reviewed 30 Sept 2006 Rm	Audited 31 March 2007 Rm
6. Contingent liabilities and commitments			
Contingent liabilities	10	18	24
Unconditional programme and film rights purchase obligations	1 050	693	687
Operating leases	695	679	715
– due within one year	134	102	128
– due after one year	561	577	587
7. Capital expenditure commitments			
Contracted but not provided for	7	14	7
Approved but not yet contracted for	109	23	66
	116	37	73

The capital expenditure will be financed from cash resources.

	OpCo Rm	M-Net/ SuperSport Rm	As reported Rm
8. Further segmental analysis			
The following significant income statement line items can be analysed as set out below:			
Six months ended 30 September 2007			
Revenue	2 166	808	2 974
Profit from operations before share-based payments, exceptional items and disposed operations	173	279	452
Six months ended 30 September 2006			
Revenue	1 884	674	2 558
Profit from operations before share-based payments, exceptional items and disposed operations	156	198	354

9. Reviewed results

These condensed group interim financial statements have been reviewed by our auditors, Deloitte & Touche. A copy of their unmodified review report is available for inspection at the company's registered office.

JOHNNIC COMMUNICATIONS LIMITED (Johncom) Incorporated in the Republic of South Africa **Registration number:** 1889/000352/06 Share code: JCM ISIN code: ZAE 000024584 **American Depositary Receipt (ADR)** programme CUSIP no: 47805P102 ADR to ordinary share: 1:1
Johncom House, 4 Biermann Avenue, Rosebank, 2196, Johannesburg PO Box 1746, Saxonwold, 2132
Directors: M E Ramano (Chairperson), P C Desai* (Group Chief Executive Officer), H Benatar* (Chief Financial Officer), M D Brand, C B Brayshaw, L M Machaba-Abiodun, D M Mashabela, W S Moutloatse, T R A Olphant, F J van der Merwe, T A Wixley *Executive director
Company secretary: J R Matisonn E-mail: matisonnj@johncom.co.za These results may be viewed on the internet at http://www.johncom.co.za

ION GRAPHICS